UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                 ----------------------------------------------
                                                              :
                               In the Matter of               :
                                                              :
                     AMERICAN ELECTRIC POWER COMPANY, INC.    : CERTIFICATE
                            Columbus, Ohio 43215              : OF
                                                              : NOTIFICATION
                                   (70-5943)                  :
                                                              :
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935  :
                 ----------------------------------------------

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No.
20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated
October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from October 1, 2001, through December 31, 2001, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. ("EquiServe")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 424,261 shares of the Company's Common Stock, at a total purchase price of $17,959,448.00. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.


                                          AMERICAN ELECTRIC POWER COMPANY, INC.


                                          By:    /s/  A. A. Pena
                                               -------------------------------
                                                     Treasurer
Dated:  July 17, 2002

                                   SCHEDULE I
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                  For the Period October 1 - December 31, 2001


TRANSACTIONS THIS PERIOD:

                            - ORIGINAL ISSUE SHARES -

                          SHARES               PRICE              TOTAL
      PERIOD              ISSUED             PER SHARE        PURCHASE PRICE

TOTAL O/I PURCHASE         -0-                                    $-0-

                            - OPEN MARKET PURCHASES -

                            SHARES           AVERAGE PRICE      TOTAL
         DATE              PURCHASED           PER SHARE     PURCHASE PRICE

      10/02/2001             7,440              44.407        $ 330,388.41
      10/09/2001             3,224              44.854          144,609.30
      10/16/2001            12,989              44,450          577,361.05
      10/23/2001             5,834              43.178          251,900.45
      10/30/2001             8,637              42.065          363,315.41
      11/06/2001             8,104              43.535          352,807.64
      11/13/2001             3,621              44.050          159,505.05
      11/20/2001             9,138              42.564          388,949.83
      11/27/2001             5,194              42.466          220,568.40
      12/04/2001             7,534              41.925          315,854.48
      12/05/2001            40,000              42,691        1,707,640.00
      12/06/2001            40,000              41.953        1,678,120.00
      12/07/2001            40,000              42.560        1,702,400.00
      12/10/2001            50,000              42,250        2,112,500.00
      12/10/2001            25,000              42.280        1,057,000.00
      12/11/2001            44,000              42.226        1,857,944.00
      12/11/2001             9,115              42.046          383,249.29
      12/12/2001            50,000              41.150        2,057,500.00
      12/13/2001            20,932              42.227          883,895.56
      12/13/2001            17,964              42.227          758,565.83
      12/18/2001             8,887              41.488          368,703.86
      12/26/2001             6,648              43.121          286,669.44
        TOTAL
     O/M PURCHASE          424,261                          $17,959,448.00
                           =======                          ==============

                         - TOTAL ACTIVITY THIS PERIOD -

                           SHARES                  TOTAL
                          PURCHASED            PURCHASE PRICE
O/I Shares                  -0-                $        -0-
O/M Purchases             424,261              $17,959,448.00
                          -------              --------------

TOTAL ACTIVITY            424,261              $17,959,448.00
                          =======              ==============


PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period October 1 - December 31, 2001



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - ORIGINAL ISSUE SHARES -

                                                               TOTAL
                                      SHARES ISSUED        PURCHASE PRICE

Totals from last report                47,773,594         $1,008,340,148.37
Transactions this period                      -0-               $ -0-
                                       ----------          ----------------

   Total Original Issue Shares         47,773,594         $1,008,340,148.37
                                       ==========         =================


                            - OPEN MARKET PURCHASES -

                                                               TOTAL
                                      SHARES ISSUED        PURCHASE PRICE

Totals from last report                23,249,436           $733,023,136.80
Transactions this period                  424,261           $ 17,959,448.00
                                       ----------           ---------------

   Total Open Market Shares            23,673,697           $750,982,584.80
                                       ==========           ===============